Exhibit 99.26

Note: [01 Mar 2017] – The following is a consolidation of 13-501F1. It incorporates amendments to this document that came into effect on March 1, 2017. This consolidation is provided for your convenience and should not be relied on as authoritative. FORM 13-501F1 CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE MANAGEMENT CERTIFICATION Kevin Hibbert I, , an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate. Kevin Hibbert February 28, 2020 Name: Kevin Hibbert Date: Title: Chief Financial Officer Reporting Issuer Name: Sprott Inc. End date of previous financial year: December 31, 2019 Type of Reporting Issuer: [ ] Class 1 reporting [ ] Class 3B reporting issuer issuer Highest Trading Marketplace: TSX Market value of listed or quoted equity securities: Equity Symbol 1st Specified Trading Period (dd/mm/yy) Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace SII 01/01/19 31/03/19 to 3.03 $ (i)

 Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period (i) x (ii) Market value of class or series 253,485,943 (ii) 768,062,407.29 $ (A) 2nd Specified Trading Period (dd/mm/yy) 01/04/19 30/06/19 to Closing price of the security in the class or series on the last trading day of the specified trading period in which 3.37 such security was listed or quoted on the highest trading $ marketplace (iii) Number of securities in the class or series of such 253,501,512 security outstanding at the end of the last trading day of the specified trading period (iv) 854,300,095.44 (iii) x (iv) $ Market value of class or series (B) 3rd Specified Trading Period (dd/mm/yy) 01/07/19 30/09/19 to Closing price of the security in the class or series on the last trading day of the specified trading period in which 3.12 such security was listed or quoted on the highest trading $ marketplace (v) Number of securities in the class or series of such 253,804,511 security outstanding at the end of the last trading day of the specified trading period (vi) 791,870,074.32 (v) x (vi) $ Market value of class or series (C)

4th Specified Trading Period (dd/mm/yy) Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 01/10/2019 31/12/19 to 2.98 $ (vii) 253,130,798 (viii) 754,329,778.04 (vii) x (viii) $ Market value of class or series (D) 5th Specified Trading Period (dd/mm/yy) to Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading $ marketplace (ix) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period (x) (ix) x (x) $ Market value of class or series (E) Average Market Value of Class or Series (Calculate the simple average of the market value of the class or 792,140,588.77 series of security for each applicable specified trading $ period (i.e. A through E above)) (1) (Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities: (Provide details of how value was determined) $ (2) Capitalization for the previous financial year 792,140,588.77 (1) + (2) $ Participation Fee 19,000.00 $ Late Fee, if applicable $ Total Fee Payable 19,000.00 $ (Participation Fee plus Late Fee)